August 20, 2010

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Anne Nguyen Parker, Branch Chief Norman von Holtzendorff, Attorney-Advisor

RE:	SkyPeople Fruit Juice, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed August 19, 2010 File No. 333-166194

Dear Ms. Parker and Mr. von Holtzendorff:

On behalf of SkyPeople Fruit Juice, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 19, 2010 (the “Comment Letter” and the comments contained in the Comment Letter, the “Comments”), relating to the Company’s Amendment No. 5 to Registration Statement on Form S-1 submitted to the Staff on August 16, 2010 (the “Fifth Amended Registration Statement”).  On behalf of the Company, we thank you and the other members of the Staff for your prompt response to the Company’s request for comments.

Per our telephone discussion with the Staff on August 19, 2010, the Company will address the Staff’s Comments by revising the prospectus to be filed with the Commission pursuant to Rule 424(b) promulgated under the Securities Act of 1933, as amended (the “Rule 424(b) Prospectus”).  This letter provides, for the Staff’s review, the proposed responses to the Comments. The Company would like to point out to the Staff that the total estimated net proceeds of the offering pursuant to the Registration Statement and the prospectus related thereto (the “Offering”) will be calculated based on the actual price of the Offering as agreed to between the Company and the underwriter of the Offering pursuant to the underwriting agreement by and between the Company and underwriter of the Offering. As such, the disclosure related to the use of proceeds proposed in this letter may be further updated based on the actual price of the Offering in the Rule 424(b) Prospectus.

The Company’s proposed responses to the Staff’s Comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s Comment Letter, which have been retyped herein in bold for your ease of reference):

Amendment No. 5 to Registration Statement on Form S-1

Use of Proceeds, page 34

1.
We note your response dated August 16, 2010 to our prior oral comment. We note that in your “use of proceeds” section, you mention “income of government subsidies” on page 35. Please add a cross reference to the discussion of “Government Grants” on page 42.

RESPONSE:  In response to the Staff’s comment, the Company proposes to revise the prospectus contained in the Fifth Amended Registration Statement to add a cross-reference in the Section entitled “Use of Proceeds” to the discussion of “Government Grants” on page 42 as set forth on Exhibit A attached hereto.  The Company further proposes to revise the reference to “income from government subsidies” on page 67 in the Section entitled “Liquidity and Capital Resources” to add a cross-reference to the discussion of “Government Grants” on page 42 as set forth in Exhibit B attached hereto.

2.
You provide a table of “priority projects” (the first table on page 34). The fourth item on the table is $6.7 million for “Huludao Wonder-construction and environmental project expenses”. This item appears before any of the Qiyiwangguo projects. Yet the “Capital Expenditure Projects” table (the second table on page 34) indicates that you do not intend to use any of the offering proceeds for this item. Please clarify whether or not items in the “priority projects” table are listed by the priority. If so, please explain why you will spend proceeds on the Qiyiwangguo projects before you spend on the “Huludao Wonder-construction and environmental project expenses” item.

RESPONSE:  In response to the Staff’s comment, the Company hereby advises the Staff that the items on the “priority projects” table are not listed by the priority.

3.
With regard to your “Capital Expenditure Projects” table, you state that “The following table presents our current estimated allocations of such proceeds, which includes approximately $24.8 million for projects at Huludao Wonder facility and approximately $21.5 million for projects at Qiyiwangguo facility [emphasis added].” This is imprecise, because $24.8 million and $21.5 million are the aggregate total for the Huludao Wonder projects on Qiyiwanguo Projects, respectively, as set forth in the “Priority Projects” table above. By contrast, the “Capital Expenditure Projects” table only includes $18.1 million relating to Huludao Wonder projects and a range of $12.5 million to $17.1 million relating to Qiyiwanguo projects. Please clarify.

RESPONSE:  In response to the Staff’s comment, the Company proposes to revise the prospectus contained in the Fifth Amended Registration Statement as set forth on Exhibit A attached hereto.

*      *      *      *

If you have any questions or would like to discuss the responses or the amended registration statement, please contact my colleague Richard A. Kline by telephone at his mobile phone at 650-305-0632 or his office number at 650-565-3539. You may also contact me at my US mobile phone at 650-521-7365 or my China mobile phone at 01186-136-216-215-72.  We can both be reached by fax at 650-493-6811.

Thank you for your attention to this matter.

Sincerely yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Laura Luo
Laura Luo, Esq.

cc:

SkyPeople Fruit Juice, Inc.
Yongke Xue, Chief Executive Officer
Spring Liu, Chief Financial Officer

Pryor Cashman LLP
Selig Selig D. Sacks, Esq.
Michael Campoli, Esq.

Schneider Weinberger & Beilly LLP
Roxanne K. Beilly, Esq.

Wilson Sonsini Goodrich & Rosati, Professional Corporation
Richard A. Kline, Esq.

Exhibit A

USE OF PROCEEDS

We estimate that the net proceeds from our sale of 5,300,000 shares of Common Stock in this offering at an assumed public offering price of $6.20 per share after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $30.6 million, or $35.2 million if the underwriter’s option to purchase additional shares is exercised in full.

Our capital expenditures for 2010 and 2011 are expected to be an estimated $62 million (including capital expenditure already incurred since the beginning of 2010).  The following table presents the capital projects that we identify as priority capital projects, for which we intend to use the proceeds from this offering first and primarily:

Facility	Priority Projects	Capital Expenditure (in million)
Huludao Wonder	A refrigeration storage and a concentrated fruit juice mixing center	$4.4
Huludao Wonder	A 50 ton/hour concentrated apple juice production line	10.7
Huludao Wonder	A fruit juice beverage production line	3.0
Huludao Wonder	Construction and environmental project expenses	6.7
Qiyiwangguo	A PET bottle blowing machine system	3.2
Qiyiwangguo	A 24,000 PET bottle/hour fruit juice beverage aseptic cold-filling line	10.0
Qiyiwangguo	A refrigeration storage	7.5
Qiyiwangguo	Construction and environmental project expenses	0.8
Total Capital Expenditure on Priority Projects		$46.3

The total estimated capital expenditure of $46.3 million on our priority projects exceed the total estimated proceeds of $30.6 million from our sale of 5,300,000 shares of Common Stock, or $35.2 from our sale of 6,095,000 shares of Common Stock if the underwriter's option to purchase additional shares is exercised in full, at an assumed offering price of $6. 20 per share after deducting underwriting discounts and commissions and estimated offering expenses. The following table presents our current estimated allocations of such proceeds, which includes approximately $18.1 million for projects at Huludao Wonder facility and approximately $12.5 million (or $17.1 million based on the total estimated   net   proceeds of $35.2 million if the underwriter’s option to purchase additional shares is exercised in full) for projects at Qiyiwangguo facility.

		Use of Proceeds ($)
Facility	Capital Expenditure Projects	Underwriter option unexercised	Underwriter option exercised
Huludao Wonder	A refrigeration storage and a concentrated fruit juice mixing center	$4.4	$4.4
Huludao Wonder	A 50 ton/hour concentrated apple juice production line	10.7	10.7
Huludao Wonder	A fruit juice beverage production line	3.0	3.0
Qiyiwangguo	A PET bottle blowing machine system	3.2	3.2
Qiyiwangguo	A 24,000 PET bottle/hour fruit juice beverage aseptic cold-filling line	9.3	$10.0
Qiyiwangguo	A refrigeration storage	$-	3.9
Total		$30.6	$35.2

To the extent our proceeds from the offering cannot adequately cover the total capital expenditures of these priority projects listed above, we plan to finance the rest of the capital expenditures primarily through operating cash flows. We currently consider the foregoing projects our priority projects and intend to use the proceeds from this offering first and primarily for such projects. However, depending on the changing needs of our business and market opportunities, we may instead use a portion of the net proceeds from this offering to acquire or license products, technologies or businesses we believe to be complementary to our business, should we determine that our business will benefit more from such expenditures. We currently have no agreements, commitments or understandings relating to any material acquisitions or licenses.

In addition to the $46.3 million capital expenditure on priority projects set forth above, our expected total capital expenditure of $62 million (including capital expenditure already incurred since the beginning of 2010) also includes capital expenditure of $15.7 million on a 10 ton/hour concentrated pomegranate production line, a Kiwifruit Quality and Safety Testing Center, upgrading existing testing facilities and technologies at Qiyiwangguo and one fructose production line in Qiyiwangguo; a 20 tons/hour concentrated pear juice production line in the Jingyang facility; and a 20 tons/hour concentrated apple juice production line in the Yingkou facility.  We plan to finance the rest of the capital expenditures and other operating expenses through operating cash flows, income from government subsidies (as noted under the heading “Recent Development-Government Grant” on page 42 of this Prospectus) , and bank loans.   Accordingly, our management will have broad discretion in the application of our net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds.

Exhibit B

       In addition to the $46.3 million capital expenditure on priority projects set forth above, our expected total capital expenditure of $62 million (including capital expenditure already incurred since the beginning of 2010) also includes capital expenditure of $15.7 million on a 10 ton/hour concentrated pomegranate production line, a Kiwifruit Quality and Safety Testing Center, upgrading existing testing facilities and technologies at Qiyiwangguo and one fructose production line in Qiyiwangguo; a 20 tons/hour concentrated pear juice production line in the Jingyang facility; and a 20 tons/hour concentrated apple juice production line in the Yingkou facility.  We plan to finance the rest of the capital expenditure and other operating expenses through operating cash flows, income from government subsidies (as noted under the heading “Recent Development-Government Grant” on page 42 of this Prospectus) , and bank loans.   Accordingly, our management will have broad discretion in the application of our net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds.